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SEC FILE NUMBER
0-21213

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
LCC International, Inc.

Full Name of Registrant

Former Name if Applicable
7900 West Park Drive, Suite A-315

Address of Principal Executive Office (Street and Number)
McLean, VA 22102

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Over the past several months, the internal and external accounting and financial personnel of the Registrant have been devoted to preparing the Registrant's 2006 Annual Report on Form 10-K, the quarterly reports on Form 10-Q for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007 (the "delayed Form 10-Qs"), and the Form 8-K/A for the Registrant's acquisition of the U.S. wireless engineering services business of Wireless Facilities, Inc ("WFI") in June 2007, which were delayed as previously reported. The Registrant's 2006 Annual Report on Form 10-K was not filed until December 12, 2007 and the delayed Form 10-Qs and Form 8-K/A were not filed until February 21, 2008. Additionally, as previously reported by the Registrant in a Current Report on Form 8-K dated May 8, 2007, KPMG LLP, the Registrant's former auditor, resigned effective upon the completion of its audit of the Registrant's Form 10-K for the year ended December 31, 2006. As reported in the Registrant's Current Report on Form 8-K dated December 7, 2007, the Registrant's engagement of Grant Thornton LLP as its registered independent public accounting firm did not occur until December 12, 2007. As a result of these developments, the Registrant could not, without unreasonable effort or expense, complete the preparation of its December 31, 2007 financial statements and provide its registered independent public accounting firm, Grant Thornton, LLP, with the information required by that firm for the completion of its audit of those financial statements and the Registrant's internal control over financial reporting in time to file the subject Annual Report on Form 10-K within the prescribed period.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Louis Salamone, Jr.	(703)	873-2000
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates that a significant change in its results of operations from its 2006 fiscal year will be reflected in the earning statements to be included in its Form 10-K for the year ended December 31, 2007 and as has been reflected in the Company's previously released 2007 quarterly results contained in the delayed Form 10-Qs as a result of the following previously disclosed transactions: (i) the acquisition by the Registrant of the Europe, Middle East and Africa ("EMEA") business of WFI in March 2007 and (ii) the acquisition by the Registrant of the U.S. wireless engineering services business of WFI in June 2007. The results of operations and balance sheet information relating to the acquired EMEA business of WFI and the acquired U.S. wireless engineering services business of WFI will be reported in the annual Report on Form 10-K for the year ended 2007.

LCC International, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 17, 2008	By	/s/ Peter A. Deliso

Peter A. Deliso
Senior Vice President and General Counsel